AMENDED AND FULLY RESTATED OPERATING AGREEMENT

between

LEGITDUDE21 LLC

A Colorado Limited Liability Company

and

ITS MEMBERS

July 8, 2023

THE OWNERSHIP INTERESTS REFERRED TO IN THIS OPERATING AGREEMENT ARE SUBJECT TO THE PROVISIONS OF THIS AGREEMENT. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE OWNERSHIP INTERESTS REFERRED TO IN THIS OPERATING AGREEMENT MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF THIS AGREEMENT. THE OWNERSHIP INTERESTS REFERRED TO IN THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO: (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS; OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

THIS AMENDED AND FULLY RESTATED OPERATING AGREEMENT (the "**Agreement**") is made and entered into as of July 8, 2023 (the "**Effective Date**") by and among LEGITDUDE21 LLC (the "**Company**" or the "**LLC**"), a Colorado limited liability company, the Members as identified in this Agreement, as well as any Party subsequently admitted as a Member or who becomes a Member in accordance with the terms and conditions of this Agreement.

ARTICLE I – DEFINITIONS

1.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"**Acts**" mean the Colorado Limited Liability Company Act, C.R.S. § 7-80-101, *et seq*. (the "**CLLCA**"), the Colorado Corporations and Associations Act, C.R.S. § 7-90-101, *et seq*. (the "**CCAA**"), the Colorado Business Corporation Act, CRS §§ 7-101-101 through 7-117-105 (the "**CBCA**"), and any successor statutes thereto, as amended from time-to-time.

"**Applicable Law**" means all applicable provisions of: (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Budget**" shall be the approved estimate budget for the Film (the "**Budget**"), attached as "Schedule B." The Members approve the Budget by entering into this Agreement. It is anticipated the Budget will lock within three months of principal photography.

"**Capital Account**" means, for any Unitholder, the account established and maintained in accordance with Treasury Regulations § 1.704-1(b)(2)(iv), as applicable.

"**Capital Contribution**" means, for any Unitholder, the total amount of cash and cash equivalents, property, services rendered or other obligation to contribute cash and cash equivalents or property or to perform services made by such Unitholder to or for the Company.

"**Code**" means the Internal Revenue Code of 1986, as amended from time-to-time.

"**Common Units**" means the Units having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Common Units" in this Agreement. This Agreement also refers to Common Units as Class A Units.

"**Company Interest**" means any ownership interest in the Company, either a Membership Interest held by a Member or a Transferee Interest held by a Transferee.

"**Covered Person**" means: (i) each Member; (ii) each officer, director, shareholder, partner, member, controlling affiliate, employee, agent, or representative of each Member; and (iii) each Manager, officer, employee, agent, or representative of the Company.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Film**" means the Company's feature-length motion picture, currently entitled, "The Dude Is Legit."

"**Fiscal Year**" means the Company's fiscal year, which shall be the calendar year unless the Company is required to have a taxable year other than the calendar year, in which case the Company's Fiscal Year shall be the period that conforms to its taxable year.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Initial Member**" means the initial Member having a Company Interest, as indicated on the Member Schedule, **Schedule A**.

"**Managers**" means, individually, any Person that is a manager of the Company, or collectively, the managers of the Company as initially indicated on the Manager Schedule, **Schedule B**, and updated by the Company from time-to-time and as applicable.

"**Majority Interest of the Members**" means Members who have more than fifty percent (50%) of the voting power of all Members entitled to vote on the issue.

"**Member**" means each Person identified as a Member on the Member Schedule (Schedule A) as of the Effective Date and each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Acts.

"**Membership Interest**" means a Company Interest of a Member.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code § 703(a) (where, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code § 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

    (a) any income realized by the Company that is exempt from federal income taxation, as described in Code § 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

    (b) any expenditures of the Company described in Code § 705(a)(2)(B), including any items treated under Treasury Regulations § 1.704-1(b)(2)(iv)(i) as items described in Code § 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

    (c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the book value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its book value;

    (d) any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a book value that differs from its adjusted tax basis shall be computed by reference to the property's book value (as adjusted for book depreciation) in accordance with Treasury Regulations § 1.704-1(b)(2)(iv)(g);

    (e) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code §§ 732(d), 734(b), or 743(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), which shall be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Permitted Transfer**" means a Transfer of a Member or Transferee's Company Interest by any Member or Transferee to any Person appropriately carried out pursuant to Article VIII.

"**Permitted Transferee**" means a Transferee appropriately receiving a Company Interest under this Agreement.

"**Person**" means an individual, corporation, partnership, limited liability company, unincorporated organization, trust, association, or other entity.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time."

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation, or similar disposition of any Units or portion of a Company interest. "Transfer" when used as a noun shall have a correlative meaning.

"**Transferor**" means a Person who makes a Transfer.

"**Transferee**" means a Person, other than an Initial Member of the Company as reflected on the initial Schedule A attached to this Agreement, that acquires, by sale, assignment, purchase, gift, pledge, attachment, inheritance, or other Transfer, a Company Interest and who is not otherwise admitted, pursuant to Section 5.01, as a Member of the Company.

"**Transferee Interest**" means a Company Interest of a Transferee.

"**Treasury Regulation(s)**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unit**" means a unit representing a fractional part of a Company Interest.

"**Unitholder**" means any Person who holds Units in the Company, regardless of whether the Person is a Member or Transferee. Unitholders are bound by all terms and provisions of this Agreement. Any reference to Unitholders in this Agreement shall be deemed a reference to both, Members and Transferees, but any reference solely to either Members, or to Transferees, shall only be a reference to those Unitholders that are either Members or Transferees, respectively.

ARTICLE II – ORGANIZATION

2.01 Formation. The Company was formed on January 14, 2022, pursuant to the provisions of the Acts, upon the filing of the Articles of Organization (the "**Articles**") with the Colorado Secretary of State. The Company and the Members previously entered into an operating agreement, effective June 1, 2023. The parties now wish to enter into this amended and fully restated Agreement. The rights, powers, duties, obligations, and liabilities of the Unitholders shall be determined pursuant to the Acts and this Agreement. To the extent the rights, powers, duties, obligations, and liabilities of any Unitholder are different by reason of any provision of this Agreement than they would be under the Acts in the absence of such provision, this Agreement shall, to the extent permitted by the Acts and otherwise allowable by law, control.

2.02 Name. The name of the Company is "LegitDude21 LLC," or such other name or names as the Managers may from time-to-time designate; provided, that the name shall always contain the words "Limited Liability Company" or an abbreviation substantially similar to "LLC" or "Ltd."

2.03 Principal Office. The principal office and main business address of the Company shall be at 1066 Clarke Ct., Castle Rock, CO 80109, or at such other place as the Managers determine from time-to-time (collectively, the "**Principal Office**").

2.04 Registered Office; Registered Agent. The Company's registered office and registered agent shall be the office of the initial registered agent and the registered agent named in the Articles or such other office (which need not be a place of business of the Company) and registered agent as the Managers may designate from time-to-time in the manner provided by the Acts and Applicable Law.

2.05 Purpose; Powers. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Acts, and to engage in any and all activities necessary or incidental to these purposes. The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Acts.

2.06 Term. The Company shall continue in existence in perpetuity or until dissolved pursuant to the terms of this Agreement.

2.07 Unitholders. The number of Units held by and the name and present mailing address of each Unitholder are set forth on Schedule A, which the Managers shall update to reflect future issuances or Transfers of Units.

ARTICLE III – CAPITAL; UNITS

3.01 Member Schedule; Additional Capital Contributions. The Membership Interests in the Company are set forth on the "**Member Schedule**" at the attached Schedule A. Each Member has made its initial Capital Contribution, the receipt and sufficiency of which the Company acknowledges and agrees. No Member or Transferee shall be required to make any other Capital Contribution to the Company without his, her, or its prior written consent.

3.02 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by the amount of:

    (i) such Member's Capital Contributions, including such Member's initial Capital Contribution;

    (ii) any Net Income or other item of income or gain allocated to such Member pursuant to Article IV; and

    (iii) any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b) Each Member's Capital Account shall be decreased by:

    (i) the cash amount or book value of any property distributed to such Member pursuant to Article VI and Section 10.03;

    (ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to Article IV; and

    (iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(c) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation § 1.704-l(b) and shall be interpreted and applied in a manner consistent therewith.

3.03 Capital Account Deficit. No Member or Transferee shall be required to contribute to the Company upon its dissolution or upon liquidation of his, her, or its interest in the Company, any deficit then existing in his, her, or its Capital Account.

3.04 Succession Upon Transfer. In the event that any Units are permissibly Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and shall receive allocations and distributions pursuant to Articles IV, VI, and X with respect to such Units.

3.05 Member Surety or Loans. In the event the Company needs additional capital, any Member may act as a surety for the Company or loan additional monies to the Company in amounts and on such terms and conditions as agreed to between the Company and the Member. Such Member shall have the same rights to repayment of any payments made in respect of such surety or such loan in accordance with its respective terms and conditions as would any creditor who acts as such surety or makes such loan and who was not a Member.

3.06 No Withdrawal. No Member shall be entitled to withdraw any part of his, her, or its Capital Account or to receive any distribution from the Company, except as provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

3.07 Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types or classes. Each type or class of Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement or any agreement with a new Member, as authorized by the Initial Manager, with respect to such type or class. The Initial Manager shall maintain a schedule of all Members, their respective mailing addresses, and the amount and class of Units held by them (the "**Members Schedule**") and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as **Schedule A**.

3.08 Certification of Units.

(a) The Company may, but shall not be required to, issue certificates to the Members representing the Membership Interests held by such Member.

(b) If the Company issues certificates representing Membership Interests, then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF THAT OPERATING AGREEMENT. THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE IV – ALLOCATIONS

4.01 Allocations of Net Income and Net Losses. Except as otherwise provided in this Agreement, the Net Income and Net Losses of the Company for federal income tax purposes shall be allocated to the Unitholders pro rata to their Company Interests.

4.02 Tax Allocations.

(a) Subject to the provisions of this Agreement, all income, gains, losses, and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Unitholders in accordance with the allocation of such income, gains, losses, and deductions pursuant to this Article IV, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members and Transferees for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth in Sections 4.01 and 4.02.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members and Transferees in accordance with Code § 704(c) and the traditional method with curative allocations of Treasury Regulations § 1.704-3(c), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its book value.

(c) If the book value of any Company asset is adjusted pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(f), subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its book value in the same manner as under Code § 704(c).

(d) Allocations of tax credit, tax credit recapture, and any items related to them shall be allocated to the Members and Transferees according to their interests considering the principles of Treasury Regulations § 1.704-1(b)(4)(ii).

(e) Allocations pursuant to this Section 4.02 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be considered in computing, any Member or Transferee's Capital Account or share of Net Income, Net Losses, distributions or other items pursuant to any provisions of this Agreement.

4.03 Allocations in Respect of Transferred Company Interests. In the event of a Transfer of a Company Interest during any Fiscal Year made in compliance with the provisions of this Agreement, Net Income, Net Losses, and other items of income, gain, loss, and deduction attributable to such Company Interest for such Fiscal Year shall be determined using the interim closing of the books method.

ARTICLE V – MEMBERS

5.01 Classes of Units; Admission of New Members. New Members may be admitted from time-to-time by the Initial Manager in his sole discretion, *provided that*, the Company may not issue more than 10,000,000 Units without the affirmative vote or written consent of a Majority Interest of the Members. In order for any Person not already a Member of the Company to be admitted as a Member, the Initial Manager may require the new Member to execute, acknowledge and deliver to the Company any documentation or requirements they deem appropriate, including but not limited to being bound by this Agreement, as amended, and any certificates, representations, additional agreements, and other documents the Initial Manager may deem necessary or desirable to confirm the Person be admitted, and to assure compliance with prior Company agreements, and any applicable state and federal securities laws and regulations. Upon the amendment of the Member Schedule, Schedule A, by the Managers and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Membership Interest, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. Any Membership Interest granted to a new Member shall dilute the then-existing Members and Transferees on a pro rata basis.

5.02 No Personal Liability. Except as otherwise provided in the Acts, by Applicable Law, or expressly in this Agreement, no Member or Transferee will be personally obligated for any debt, obligation, or liability of the Company or other Members or Transferees, whether arising in contract, tort, or otherwise, solely by reason of being a Member or Transferee.

5.03 Voting. Except as otherwise provided by this Agreement or required by Applicable Law, voting shall be based on the number of Units owned by each Member permitted to vote on the matter. The action may be taken with or without a meeting. Transferees may not vote on any matter related to the Company.

5.04 Meetings. Meetings of the Members shall be held as determined by the Members or as may be called by a majority of the Members or Managers of the LLC with reasonable notice to all Members. The Company shall not be required to have annual meetings. Non-voting Members may participate at meetings of the Members.

5.05 Quorum. A quorum of any meeting of the Members shall require the presence of a Majority Interest of the Members. Subject to Section 5.06, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 5.06, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of a Majority Interest of the Members present at the meeting.

5.06 Action Without Meeting. Notwithstanding the provisions of Section 5.05, any matter that is to be voted on, consented to, or approved by the Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, by at least seventy-five percent (75%) of the Members entitled to vote on the issue.

5.07 No Voluntary Resignation or Withdrawal. No Member may withdraw, retire, or resign from the Company except as provided for in this Agreement.

5.08 Expulsion. A Member may not be expelled from the Company.

5.09 Automatic Withdrawals of Members. A Member shall be deemed to have automatically withdrawn from the Company upon the bankruptcy, death, termination of existence, incompetency (as determined by decree of a court of competent jurisdiction or by the signatures of two of the Member's supervising physicians) of a Member, or if an entity, the dissolution and commencement of winding-up of the entity Member. Each of these events is referred to in this Agreement as a "**Withdrawal Event**," and a Member who has withdrawn from the Company is referred to in this Agreement as a "**Withdrawing Member**." The death of any Member shall not cause the dissolution of the Company or cessation of Company business.

5.10 Consequences of a Withdrawal Event. In the event of a Withdrawal Event, the following provisions shall apply to all Members except for Quiet Path Communications, LLC:

    (a) Any Transferee, Withdrawing Member, or other holder of a Company Interest (including, without limitation, a Member who withdraws and continues to own a Company Interest) shall be treated as only a Transferee without any rights or privileges of a Member unless re-admitted to the Company as a Member under the provisions of Section 5.01.

    (b) Within sixty (60) calendar days following the date upon which the Company receives notice of a Withdrawal Event, the Managers may elect to redeem all of the Company Interest held by the Withdrawing Member (regardless of the present owner of such Company Interest), for an amount equal to the Withdrawing Member's Capital Account as of the date of the Event of Withdrawal. The amount due the Transferee whose Company Interest is to be acquired shall be paid in eight (8), semi-annual installments, with interest calculated at the applicable federal rate for the term of such payment, with the first such payment due on the last day of the sixth month following the Withdrawal Event, provided, however, that if the Company is subsequently dissolved pursuant to Article X, all remaining amounts due to the Transferee shall become due and payable upon the final distribution to the Company's Members and Transferees pursuant to Section 10.03.

5.11 Power of Attorney. Each Member, on behalf of itself, its heirs, successors, Transferees, and permitted assigns, hereby irrevocably designates the Managers as the Member's true and lawful attorney in such Member's name, place and stead to execute and acknowledge: (i) any certificate or other instrument required to be filed by the Company; and (ii) any and all documents appropriate or necessary in connection with the continuation, termination, or dissolution of the Company under the provisions hereof. The creation of the foregoing power of attorney is coupled with an interest and is irrevocable.

ARTICLE VI – DISTRIBUTIONS

6.01 General.

(a) Subject to the provisions of this Article VI, the Managers shall have sole discretion regarding the amounts and timing of distributions to Unitholders, including to decide to forego payment of distributions in order to provide for the retention and establishment of reserves, or payment to third-parties, of such funds as the Managers deem necessary with respect to the Company's reasonable business needs. Distributions by the Managers shall be paid to Unitholders pro rata to their Company Interests (pursuant to the amount of Units they own).

(b) Notwithstanding any provision in this Agreement, the Company shall not make any distribution if such distribution would violate the Acts or other Applicable Law.

6.02 Priority of Distributions. All Distributions determined to be made by the Managers pursuant to Section 6.01 shall be made in the following manner:

(a) to any Unitholders with a right of preferred return, preferred yield, or similar preference, in proportion to, and to the extent of, any accrued but unpaid preferred return, preferred yield, or similar preference owed the Unitholders with the preference based on the third-party agreements between such Unitholders and Company governing such preference;

(b) to any Unitholders with a preferential right of distribution pursuant to any third-party agreements between such Unitholders and Company, pro rata in proportion to their holdings of Units entitling them to the preferential distribution and subject to any order of preferential rights of distribution, until the distributions under this Article VI equal the aggregate amount of Capital Contributions attributable to the Unitholders having a right of preferential distribution in respect of their acquisitions of such Units;

(c) After payment to any third-party participants of "backend payments" or bonuses such as to above-the-line crew, and subject and pursuant to the terms of the agreement between Company and the applicable party(ies), to the Class A Unitholders pro rata in proportion to their holdings of Units in the Company, until all Unitholders "catch up" to the other Unitholders by reaching their pro rata distribution in relation to their Company Interest; and

(d) any remaining amounts to all Unitholders, pro rata in proportion to their Company Interest.

6.03   Tax Withholding; Withholding Advances.

(a) **Tax Withholding.** Each Member agrees to furnish the Managers with any representations and forms as shall be reasonably requested by the Company or the Managers, as applicable, to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have.

(b) **Withholding Advances.** The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Unitholder in amounts required to discharge any obligation of the Company (as determined by the Tax Matters Representative based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local, or foreign taxing authority (a "**Taxing Authority**") with respect to any distribution or allocation by the Company of income or gain to such Member and to withhold the same from distributions to such Unitholder. Any funds withheld from a distribution by reason of this Section 6.03 shall nonetheless be deemed distributed to the Unitholder in question for all purposes under this Agreement and, at the option of the Managers, shall be charged against the Unitholder's Capital Account.

ARTICLE VII – MANAGEMENT

7.01 Management of the Company.

(a) **Managers**. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of one or more Managers (the "**Managers**"). The "**Initial Manager**" is Dan Clemens, as reflected in the Managers Schedule, Schedule B. Subject to the limitations of the Articles and this Agreement, the business and affairs of the Company shall be managed and all Company powers shall be exercised by or under the direction of the Initial Manager, who shall have the fullest right, power, and authority to manage, direct, and control all the business and affairs of the Company and to transact business on its behalf, unless a decision, approval or action is required to be taken by the Members under this Agreement or the Acts. The Initial Manager shall have the right to delegate any authority vested in him. The Initial Manager shall serve until his resignation or replacement. The Initial Manager shall have approval and control with respect to all customary key creative matters (including, without limitation, selection of distribution partners, key crew members, employees and contractors, and any additional matters related to the development, production, and exploitation of the Film and any intellectual property or other rights or licenses related to the Film), business decisions and management decisions in connection with the Company or the development, production, distribution, exploitation, promotion, advertisement and marketing of the Film and all exploitation of all rights in connection therewith, and all ancillary and subsidiary rights. If the Initial Manager shall die or become incapacitated within the scope of the definition of a "Withdrawal Event" in Section 5.09, the Initial Manager's wife, Beverly Clemens shall take over as the sole, Initial Manager with full management rights as described hereunder.

(b) **Specific Powers**. Without limiting the generality of the powers granted under Section 7.01(a), above, and in addition to such other rights and powers of the Managers as are set forth elsewhere in this Agreement, the Initial Manager shall have the specific right and power to:

    (i)   manage and operate, and to make all decisions concerning the development, production, operation, exploitation, and distribution of the Film, the business, the properties, and the assets of the Company;

    (ii) coordinate, negotiate, determine, and accept investment in the Company, and issue Units in accord with such investment, in the Classes, and with the rights and obligations accorded the issued Units pursuant to the third-party agreements between the investors and Company;

    (iii) spend the capital and income of the Company in the exercise of any rights or powers possessed by the Initial Manager hereunder;

    (iv) purchase, acquire, and construct, to hold, and to sell, assign, convey, lease, mortgage, encumber, exchange, accept loans or enter into loan agreements, or otherwise dispose of any Company property or assets;

    (v) "greenlight," lock in the budget, and move to pre-production and principal photography for the Film, provided Company has received at least $2,000,000 in Capital Contributions;

    (vi) subject to the provisions of this Section 7.01, hire, assign duties and delegate responsibilities to one or more officers or employees of the Company; to remove such officers or employees; and to engage, retain or deal with such persons as managing agents, brokers, accountants, attorneys and such other persons as the Managers may deem advisable for the proper operation of the Company;

    (vii) subject to the provisions of this Agreement, to admit new Members and issue Units to investors and new Members in the Initial Manager's sole discretion, and to determine the class, rights, preferences, price, and obligations of those newly issued Units, and to update the Company books and to secure documentation such as unit purchase and subscription agreements to memorialize and reflect that issuance and admission; and

    (viii) otherwise execute, enter into and perform any other agreements, contracts, documents and instruments with third parties as reasonably necessary or recommended in accord with the Company's business, and to give such receipts, releases and discharges with respect to all of the foregoing and any matters incident thereto as the Manager may deem advisable, appropriate or convenient for Company purposes.

7.02 Other Person's Authority Limited. Unless specifically authorized by this Agreement or delegated by the Managers, no Person (including any attorney-in-fact, Unitholder, employee, or agent) other than the Managers has any power or authority to bind the Company, to pledge the Company's credit, or to render the Company liable in any way.

7.03 Removal; Resignation; Vacancies.

(a) The Initial Manager shall serve as the Initial Manager of the Company until his death, withdrawal, resignation, or incompetency (as determined by decree of a court of competent jurisdiction or by the signatures of two of the Member's supervising physicians).

(b) After the service of the Initial Manager, Members may remove all or any lesser number of Managers, with or without cause, upon majority vote or written approval of the Class A Members.

(c) A Manager may resign at any time by delivering his or her written resignation with thirty (30) calendar days written notice to the Company. Any such resignation shall be effective upon receipt of the resignation unless it is specified to be effective at some other time or upon the occurrence of some other event.

(d) The resignation or removal of a Manager who is also a Member shall not constitute a withdrawal or expulsion of the Manager as a Member of the Company or otherwise affect the Manager's rights as a Member.

(e) Once the Initial Manager resigns or is removed, a meeting of Members to elect a successor Manager must be called promptly and held as soon as reasonably possible. New Managers may be appointed (once the Initial Manager resigns or is removed) upon the approval of a Majority Interest of the Members.

7.04 No Personal Liability. Except as otherwise provided in the Acts, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager.


ARTICLE VIII – TRANSFER


8.01 Transfer of Membership Interest; General Restrictions.

(a) Other than a Permitted Transfer, no Member or Transferee shall offer for sale, sell, assign, encumber, transfer or otherwise dispose of his, her or its Company Interest: (i) except as may otherwise be permitted by and subject to this Article VIII, (ii) except pursuant to an effective registration under the Securities Act of 1933 and applicable state securities laws, or pursuant to exemption from registration under the Securities Act of 1933 and applicable state securities laws, the availability of which is to be established to the satisfaction of the Managers, which satisfaction shall not be unreasonably withheld. The Managers may refuse or delay any transfer which would: (i) cause the Company to be terminated under § 708 of the Code; (ii) would cause the Company to be considered a publicly traded partnership under pertinent Internal Revenue Service guidelines; or (iii) would otherwise have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any governmental authority. In the event of a transfer of a Company Interest that is not in compliance with the terms of this Article VIII, or is in violation of Applicable Law, the Transferor and Transferee of such Company Interest shall be liable to the Company for any damages arising from such improper Transfer, including reasonable attorney fees.

(b) Unless admitted as a Member in accordance with Section 5.01, a Transferee of a Company Interest acquired in accordance with this Article VIII shall obtain only the right to receive the distributions and to share in the allocations of Net Income and Net Losses, including items of Company income, gain, loss, deduction, and credit, pursuant to this Agreement or the Acts, and shall have no right to become a Member or to exercise any of the rights of a Member pursuant to the Acts or this Agreement, including, without limitation, the right to vote or otherwise participate in the management of the Company, to have access to the Company's books and records, or to exercise the other rights of a Member set forth in this Agreement. Notwithstanding any provision of this Agreement to the contrary, the Transferor of any Company Interest shall forfeit his, her, or its rights and interest in the Company with respect to any Company Interest Transferred notwithstanding the fact that the Transferee may not be admitted as a Member of the Company.

(c) Subject to section 8.02, Quiet Path Communications, LLC shall not be allowed to Transfer its Membership Interest without the Initial Manager first resigning.

8.02 Permitted Transfers. The provisions of Section 8.01(a) shall not apply to any of the following Transfers by any Member or Transferee of any of its Company Interest: to (i) other Members pursuant to the provisions of this Agreement; (ii) such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren), and the spouses of each such natural persons (collectively, "**Family Members**"), provided that such Family Member shall only have the rights of a Transferee unless such Family Member is admitted as Member pursuant to Section 5.01; (iii) a trust under which the distribution of the Company Interest may be made only to such Member or Transferee or any Family Member of such Member or Transferee, with only the settlor of the trust retaining any rights of Membership, unless the Family Member is first admitted as a Member pursuant to Section 5.01; (iv) a charitable remainder trust, the income from which will be paid to such Member or Transferee during his or her life; (v) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Member or Transferee or Family Members of such Member or Transferee; or (vi) by will or by the laws of intestate succession, to such Member or Transferee's executors, administrators, testamentary trustees, legatees, or beneficiaries; *provided*, that any Transferee shall only be a Transferee, and not a Member, unless first satisfying all elements of Section 5.01.

8.03 Right of First Refusal. Each Member shall have a right of first refusal ("**ROFR**") if any other Member or Transferee (collectively, an "**Offering Party**") receives an offer from another Member or an independent third-party (collectively, the "**Offered Party**") to purchase any portion of a Company Interest that the Offering Party desires to accept, to Transfer all or any portion of such Offering Party's Company Interest to the Offered Party, and which is permitted under this Article VIII. Prior to any sale, the Offering Party shall provide all other Members a written notice (an "**Offer Notice**") that includes: (i) the amount of Company interests to be Transferred by the Offering Party; (ii) the name of the Offered Party; (iii) the purchase price (which for the avoidance of doubt shall be in cash (USD)) and the other material terms and conditions of the sale; and (iv) the proposed date, time, and location of the closing of the Transfer. A Member shall have ten (10) business days from receipt of the Offer Notice to deliver a written notice of the Member's election to exercise its ROFR from the date of receiving the Offer Notice. A Member exercising its ROFR shall purchase not less than all of the interests offered in the proposed Transfer and deliver a written notice to the Offering Party (the "**ROFR Offer Notice**") stating that it offers to purchase such interests on the same terms as the proposed Transfer. Any ROFR Offer Notice shall be binding upon delivery and irrevocable. If more than one Member delivers a ROFR Offer Notice, each such "**Purchasing Member**" shall be allocated its pro rata share (based on the amount of its Membership Interest), unless otherwise agreed by such Members. Each Member who does not deliver a ROFR Offer Notice shall be deemed to have waived all of such Member's ROFR rights under this Section. If no Member delivers a ROFR Notice in accordance with this Section, then, to the extent applicable, the Offering Party may execute the Transfer to the Offered Party on terms and conditions no more favorable to the Offered Party than those set forth in the Offering Party Notice, assuming the Transfer is otherwise in compliance with this Agreement.

8.04 Non-Application of Limitations or Restrictions on Transfer. All limitations and restrictions on transfer, issuance, conveyance or sale of Membership Interests and Units as detailed in this Article VIII shall not apply to the Initial Manager's issuance, sale, transfer, and conveyance of Units related to accepting an investment in the Company.

ARTICLE IX – RECORDS; ADMINISTRATION; TAX MATTERS

9.01 Records, Books, and Inspection. The LLC shall maintain at its place of business the Articles, this Agreement, any amendments to the Articles or this Agreement, and all other LLC records required to be kept by Applicable Law. The records shall be subject to inspection and copying at the reasonable request, at a reasonable time and at the Member's expense, of any Member. Transferees shall not have any rights of inspection.

9.02 Tax Matters Representative. The "**Tax Matters Representative**," if necessary and as applicable for any matters in connection with all examinations of the Company's affairs by any taxing authority, including resulting administrative and judicial proceedings, shall be the Initial Manager. The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting judicial proceedings and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members or Transferees) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The Company and its Members and Transferees shall be bound by the actions taken by the Tax Matters Representative.

9.03 Tax Returns. At the expense of the Company, the Managers shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Managers or designated officer will cause to be delivered to each Person who was a Member or Transferee at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state, and local income tax returns for such Fiscal Year.

9.04 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Managers, in such checking, savings, or other accounts, or held in its name in the form of such other investments as shall be designated by the Managers. The funds of the Company shall not be commingled with the funds of any other Person. The Managers may utilize a Collections Account Management service or agreement in relation to the Film as they deem appropriate.

9.05 Tax Elections. The Managers shall make all elections permitted to be made by the Company under federal or state laws in such manner as the Managers deem appropriate.

9.06 Optional Annual Tax Distribution. If and to the extent determined appropriate by the Managers, and if otherwise permitted by law, the Managers may elect to make cash distributions each year to each of the Members to pay the federal and state income tax liability incurred as a result of the allocation of income or gain to the Members pursuant to Article IV. The amount of any tax distribution and the manner in which it is distributed shall be determined by the Managers in their discretion. Any tax distribution made pursuant to this Section 9.06 shall be distributed no later than April 1 after the end of the prior fiscal year; provided that to the extent no cash is available for a distribution hereunder, no distributions shall be made until such cash becomes available. All amounts distributed to a Member pursuant to this Section 9.06 shall be credited against any future distributions made to such Member pursuant to Article VI or Section 10.03.

ARTICLE X – DISSOLUTION AND LIQUIDATION

10.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by seventy-five percent (75%) of the Members entitled to vote on the issue;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company, except for a distribution or license agreement that is customary in the entertainment industry in connection with the Film, including, but not limited to, producer representation agreements and agency representation agreements; or

(c) The entry of a decree of judicial dissolution under applicable provisions of the Acts.

10.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 10.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 10.03 and the Articles shall have been cancelled as provided in Section 10.04.

10.03 Liquidation. If the Company is dissolved pursuant to Section 10.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Acts and the following:

(a) **Liquidators.** The Managers shall act as liquidators to wind up the Company. The Managers shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly manner.

(b) **Distribution of Proceeds.** The Managers shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) First, to the payment of all of the Company's debts and liabilities to its creditors and the expenses of liquidation (including commissions incident to any sales of Company assets);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Managers in their sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Unitholders in the same manner as Distributions are made under Section 6.02.

(c)   **Discretion during Liquidation.** Notwithstanding the provisions of this Section 10.03 that require the liquidation of the assets of the Company subject to the set forth order of priorities, if upon dissolution of the Company the Managers determine an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members and Transferees, the Managers may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in their absolute discretion, distribute to the Members and Transferees, in lieu of cash, as tenants in common and in accordance with the provisions of this Section 10.03, undivided interests in such Company assets as the Managers deem not suitable for liquidation. Any such distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Managers deem reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its fair market value.

10.04 Recourse for Claims. Each Member and Transferee shall look solely to the assets of the Company for all distributions with respect to the Company, such Member or Transferee's Capital Account, and such Member or Transferee's share of income, gains, losses, deductions, and credits, and shall have no recourse therefor (upon dissolution or otherwise) against the Managers or any other Member or Transferee. No Member or Transferee (other than in its capacity as a creditor of the Company) shall have priority over any other Member and Transferee as to the return of Capital Contributions, distributions, or allocations.

ARTICLE XI – EXCULPATION AND INDEMNIFICATION

11.01 Exculpation of Covered Persons.

(a)   **Standard of Care**. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in his, her, or its capacity as a Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(b)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Net Income, Net Profits, or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another Manager; (ii) one or more officers or employees of the Company; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in the Acts.

11.02 Limitation of Liabilities and Duties of Covered Persons. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members, Transferees, Managers, and the Company hereby waive any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledge and agree that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

11.03 Indemnification. Subject to and consistent with the Acts, and to the fullest extent permitted by the Acts as they now exist or may hereafter be amended, substituted, or replaced, the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company or any Member or Transferee in connection with the business of the Company, provided: (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful; and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction.

11.04 Survival. The provisions of this Article XI shall survive the dissolution, liquidation, winding up, and termination of the Company.

<h3 style="text-align:center">ARTICLE XII – COVENANTS</h3>

12.01 Confidentiality.

(a) Each Member (on behalf of itself, its owners, heirs, successors, executors, and its Permitted Transferees) acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company, and its affiliates that are not generally known to the public, including, but not limited to, information concerning the Film, business plans, creative plans and strategies, financial statements, scripts, photographs, videos, story and mood boards, trade secrets, customer, client, and investor lists or information, sketches, research, compilations, production, distribution, and exploitation processes, analyses, methodologies, business or technical specifications, intellectual property, prototypes, screenings, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, or other business documents and information (whether oral, electronic, written, visual, or technical) that the Company treats as confidential (collectively, "**Confidential Information**"). In addition, each Member (on behalf of itself, its owners, heirs, successors, executors, and its Permitted Transferees) acknowledges that:

   (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information;
   (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and
   (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public.

   Without limiting the applicability of any other agreement to which any Member or Transferee is subject, no Member or Transferee shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member or Transferee monitoring and analyzing his or her investment in the Company or performing his or her duties as a Manager, officer, employee, consultant, or other service provider of the Company) at any time, including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during his or her association or work with the Company or thereafter, any Confidential Information of which such Member or Transferee is or becomes aware. Each Member or Transferee in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b) Nothing contained in Section 12.01(a) shall prevent any Member or Transferee from disclosing Confidential Information:

   (i) upon the order of any court or administrative agency;
   (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member or Transferee;
   (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests;
   (iv) to the extent necessary in connection with the exercise of any remedy hereunder;
   (v) to other Members;
   (vi) to a Member's Representatives, including its attorneys and accountants, who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound

by the provisions of this Section 12.01(a); or

(vii) to any potential Permitted Transferee in connection with a proposed Transfer of Company Interest from such Member or Transferee, as long as such Permitted Transferee agrees to be bound by the provisions of this Section 12.01.

(c) The restrictions of Section 12.01(a) shall not apply to Confidential Information that:

(i) is or becomes generally available to the public other than as a result of a disclosure by a Member or Transferee in violation of this Agreement;

(ii) is or becomes available to a Member or Transferee or their Representatives on a non-confidential basis prior to its disclosure to the receiving Member or Transferee and any of their Representatives in compliance with this Agreement;

(iii) is or has been independently developed or conceived by such Member or Transferee without use of Confidential Information; or

(iv) becomes available to the receiving Member, Transferee, or any of their Representatives on a non-confidential basis from a source other than the Company, any other Member or Transferee or any of their respective Representatives; provided, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or Transferee or any of its Representatives.

ARTICLE XIII – MISCELLANEOUS

13.01 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

13.02 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or provision is invalid, illegal, or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent as closely as possible in a mutually acceptable manner.

13.03 Entire Agreement. This Agreement, together with its Exhibits and Schedules, constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

13.04 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, Transferees, and permitted assigns.

13.05 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties to it (and their respective Permitted Transferees) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any Company creditor, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

13.06 Amendment. This Agreement may be amended or modified from time-to-time only by a written instrument adopted, executed, and agreed to by a Majority Interest of the Members.

13.07 Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Colorado, without giving effect to any choice or conflict of law provision or rule (whether of the State of Colorado or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Colorado.

13.08 Limitation of Remedies. The Members, on behalf of themselves, their heirs, successors, Transferees, estates, Representatives, and permitted assigns, each recognize and agree that in the event of an alleged breach of any of Company's obligations under this Agreement, the damage (if any) caused to a Unitholder is not irreparable or otherwise sufficient to give rise to a right of injunctive or other equitable relief. Each Unitholder's sole rights and remedies in the event of an alleged breach by Company shall be limited to, if any, the recovery of money damages in an action at law, and Unitholders shall not be entitled to restrict or interfere with Company's right to produce, distribute, or exploit the Film, or to otherwise conduct the Company's business.

13.09 Non-Binding Mediation. In the event of a dispute under this Agreement, the Members, on behalf of themselves, their heirs, successors, Transferees, estates, Representatives, and permitted assigns, each agree to submit to non-binding mediation prior to the commencement of any legal or administrative proceeding against each other, regardless of the form of the allegation or type of claim. If the parties are unable to agree upon an individual to serve as mediator, they shall each select an attorney or other individual recognized as an approved mediator in the State of Colorado and those two individuals shall jointly agree upon the selection of a third individual who shall alone serve as the mediator, provided that the mediator shall be generally familiar with entertainment law matters. No arbitration pursuant to Section 13.10 or other court or legal proceeding for the resolution of such dispute, as permitted under this Agreement, may be commenced until: (a) the parties try in good faith to settle the dispute by mediation in accordance with this Section 13.09; and (b) either party has concluded in good faith that amicable resolution through continued mediation of the matter does not appear likely. The costs of mediation shall be shared equally by the parties to the mediation. Any settlement reached by mediation shall be recorded in writing, signed by the parties, and shall be binding upon them. The parties may waive the requirements of this Section 13.09 by written waiver signed by all parties to the dispute.

13.10 Submission to Arbitration; Waiver of Jury Trial. Subject to Section 13.09, the Members, on behalf of themselves, their heirs, successors, Transferees, estates, Representatives, and permitted assigns, each submit all controversies, claims, and matters of difference regarding this Agreement or the business and affairs of the Company to arbitration in the City and County of Denver, according to the rules and practices of the Judicial Arbiter Group or other firm acceptable to all parties, provided that the arbitrator shall be generally familiar in entertainment law matters. This submission and agreement to arbitrate shall be specifically enforceable. If and to the extent that the issue to be arbitrated is the fair market value of any asset or thing, such arbitration shall be conducted as "baseball arbitration" in which each party shall propose a value for the asset or thing in question and the arbitrator selects from the values so proposed the one that the arbitrator concludes is closest to the fair market value of such asset or thing. All awards rendered in such proceedings shall be final and binding on all parties and may be filed with the clerk of one or more courts, state or federal, having jurisdiction over the party against whom such award is rendered or his property as a basis of judgment and of the issuance of execution for its collection. No party shall be considered in default hereunder during the pendency of arbitration proceedings relating to such default. EACH PARTY HERETO FURTHER ACKNOWLEDGES, AGREES, AND IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY AND TO AN APPEAL IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED WITHIN IT.

13.11 Counterparts. This Agreement may be executed in counterparts, including via electronic or digital signature, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

13.12 Certain Member Representations. The Members, on behalf of themselves, their heirs, successors, Transferees, estates, Representatives, and permitted assigns, each acknowledge, agree, and represent:

(a) The Member is acquiring the Membership Interest for investment purposes for its own account only and not with a view to or for sale in connection with any distribution of all or any part of Membership Interest.
(b) No other person will have any direct or indirect beneficial interest in or right to the Membership Interest.
(c) The Member, based on prior experience and knowledge in business affairs, investment, with the Company or its Members or Managers, is independently capable of evaluating the risks and merits of an investment in Company and of protecting the Member's own interests in connection with this investment or Membership Interest.

(d) The Member has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, article or any other form of advertising or general solicitation with respect to the sale of the Units.

(e) This Agreement was prepared with the Member's knowledge and consent by legal counsel for the Company;

(f) The Member had the right to seek independent legal counsel to review this Agreement on its behalf;

(g) The Member had adequate time to seek the advice of independent counsel and to review this Agreement;

(h) The Member either obtained such advice or knowingly and intentionally chose not to seek such advice;

(i) The Member fully understands this Agreement and all of its terms and provisions, including, but not limited to, those provisions which significantly restrict the ability to sell, transfer or otherwise dispose of a Membership Interest; and

(j) The restrictions imposed upon Membership Interests pursuant to this Agreement are reasonable.

13.13 Notices. All notices, requests, consents, claims, demands, waivers, and other communications under this Agreement shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email if sent during normal business hours of the recipient; or (d) on the third calendar day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to:

If to the Company: LEGITDUDE21 LLC
                             1066 Clarke Ct.
                             Castle Rock, CO 80109
                             legitdudedan21@gmail.com

If to a Member, to the Member's mailing address as set forth on the Members Schedule.

[signature page follows]

IN WITNESS WHEREOF, the Company and its Members have executed this Agreement, or caused this Agreement to be executed, as of the Effective Date, either personally, or through their duly authorized representatives:

The Company:
LegitDude21 LLC

DocuSigned by:
By: Dan Clemens　　　　7/11/2023
BAE4DFC65F86452...
Dan Clemens, Manager　　　　Date

The Members of LegitDude21 LLC:

DocuSigned by:
By: Dan Clemens　　　　7/11/2023
BAE4DFC65F86452...
Dan Clemens, Managing-Member　　　　Date
Quiet Path Communications, LLC

DocuSigned by:
By: [signature]　　　　7/11/2023
C7E8CF10FB854B9...
Donald Robinson, Member　　　　Date

DocuSigned by:
By: Laurie Clemens Maier　　　　7/11/2023
CE0A3CC8530A42D...
Laurie Clemens-Maier, Member　　　　Date